                                        Filed by Plains Exploration & Production
                                        Company Pursuant to Rule 425 of the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-12 of the
                                        Securities Exchange Act of 1934
                                        Subject Company: Plains Exploration &
                                        Production Company
                                        Commission File No: 001-31470

The following is the transcript of a conference call made by Plains Exploration & Production Company and 3TEC Energy Corporation:

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 1

                                    PLAINSXP
                               Plains Exploration

                                February 3, 2003
                                   11:00 am CT

Conference Coordinator:    Good day. All sites are now on the conference line.
                  I'd like to turn the meeting over to your conference moderator James Flores, Chairman and CEO of Plains Exploration and Production Company. Please go ahead.

James Flores:     Thank you, operator. Good morning, everyone. I'm pleased to announce this morning the Plains Exploration and Production
                  Company acquisition of 3TEC Energy Corporation. This transaction is a very significant transaction to both sides.
                  From Plains perspective, it meets a lot of our strategic criteria, it meets a lot of financial criteria and operating criteria, all of which are accretive to the base business without diluting the upside that's on our development front in our California production.

                  This morning with me, I have John Raymond our President, Steve Thorington our CFO, and Tim Stephens, our general counsel here at PXP as well as we have the Chairman and CEO of 3TEC Floyd Wilson, and the President and Chief Financial Officer of 3TEC Al Walker with us to make some joint comments and joint statements. But at first, we want to go through the transaction from the Plains Exploration and Production side, the PXP side. And then we will have the 3TEC guys an opportunity comment as well.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 2

                  A little housekeeping, I want to incorporate the forward-looking statement the we have on file with the SEC with all of our public filings to be in connection and cover the comments made on this call.

                  Well I hope everybody has received the press release that we made this morning that outlined the deal with the 3TEC Energy stockholders received $8.50 cash and 0.85 PXP shares in the transaction. We're going to be happy to have all of their shareholders as new shareholders of PXP on the combined company.

                  As the press release says, it's very accretive to stockholders and the significant exploration potential that PXP has lacked heretofore and establishes a brand new core area. Be in that core area in the Gulf Coast of the United States is an area that has got a lot of high potential for our production and reserve growth. It needs to be done right and costly to be contained. And 3TEC has done a great job with that, putting together a fine business that we believe is very scaleable.

                  We have a lot of contacts and interests in that area. And we believe that area is going to be very ripe for consolidation, therefore expansion from an independent standpoint. And we want to be one of the forefront consolidators and leaders of that program down there. 3TEC gives us that base on the technical side. On the operating side in the mean time, a tremendous per share growth in our earnings and cash flow.

                  Speaking specifically to 3TEC and what it does for PXP is the two core operating areas -- one in East Texas as well as South Louisiana. 3TEC has a significant operating presence such gas exploration potential, and gas

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 3

                  exploitation exposure that's going to accelerate the value creation for PXP shareholders.

                  Specifically to the East Texas area, the Wide Oak, Glenwood, Rosewood area is long life gas reserves that - we've looked at those as a nice gas balance to what our reserves are in California from our long life predictable oil reserves out there.

                  And within that continual state of development there, there's over a hundred plus locations of development opportunities still to be drilled in those areas at present time with continued geoscience work done to develop more. And with the strong gas prices right now, that area has tremendous economics for the combined company.

                  In South Louisiana, 3TEC's technical team is very talented and is also drill-bit tested. The work process that is conducted by these people is on the forefront of the seismic resolution phenomena. So much seismic has been shot in the Gulf Coast over a lot of very prolific hydrocarbon areas. Then a lot of that was shot, looked at the first pass, and is trying to amortize the costs of those 3D shoots. It was not really well worked over and over and reprocessed over and over.

                  And what we found in last two year in the industry is as you continue to reprocess this data, the resolution becomes better. And as we find out different signatures and different aspects of the seismic data once its established to be productive with the drill bed, you can do a lot of analysis type of seismic work and expand those areas.

                  3TEC has been extremely successful in this. And this is exactly the way you want to explore the Gulf Coast and the United States.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 4

                  The 3TEC Breton Sound Program for instance where the company has been successful for the last five out of six exploratory wells is a great example of that. There's over a dozen prospects and leads identified. And there's more anchorage to grace in that area. We feel that it's very scaleable. And it's going to be a big production driver for the combined company going forward.

                  In the Garden City Bay deChene area, the company has won discovery with some offset development work to date, as well as - and that all came from the existing 3D database that was there, reprocessing it further, the geologic and geophysical work, and at presently acquiring over a hundred square miles of hot potential data joining the Garden City area which is called the Bay DeChene area which should be ready for the drill bed some time in `04.

                  The PXP management team is dedicated to enhancing the Gulf Coast operating and technical team prospects and development of the Gulf Coast team's ability to prosecute efficiently as well as expand the opportunity on the exploration front. That's going to be very important as we continue to see these exploitation areas like Breton Sound and Garden City at this point in time.

                  So we also believe that the acquisition front in the Gulf Coast region is going to continue to be on a start to accelerate as many of these areas hit maturity for the majors. We believe these are going to be an area where they're going to continue to sell properties. And we now have the skills set in place to take advantage of that trend.

                  From a profile perspective, the PXP growth will be balanced in many ways such that - after the closing of this transaction. Prior to this transaction, PXP is developing exploitation was the superior point of its operations, namely

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 5

                  California. And now we have balanced development exploitation both for the Gulf Coast and also in California, as well as the exploration on which we can continue to create indigenous value for our shareholders.

                  The production post of the deal would be 63% oil and 37% gas. And it's a good marriage of our California predictable oil production as well as our Gulf Coast high flow and gas production.

                  The two operating divisions in California Gulf Coast will be strong growth drivers and production reserves as well as financially our cash flow and earnings that, well, John and Steve will dictate and will articulate them in detail further in the presentation.

                  At this point in time, I will turn it over to John as we look forward to integration of the PXP and 3TEC. So we'll be ready go forward on the deal when this thing course later in the spring. John?

John Raymond:     Okay, thanks Jim. Good morning everyone. Let me start with some housekeeping items. At this point everyone should have a copy of the press release that Jim mentioned in his opening remarks which contains some high level guidance for each of the two entities as well as some pro forma guidance that will hopefully help for modeling purposes.

                  Additionally, we have posted on our Web site some overview slides to further help understand the contracts and merits of the transaction that will be referred to from time to time over the course of this conference call.

                  Turning to the transaction, and let me begin with some philosophy. As it relates to strategic merits, the graveyard of Corporate America is littered with the victims of transactions that were confounded fully for strategic purposes.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 6

                  The point behind that comment is that while the strategic merits that Jim just outlined are by no means inconsequential, the governing dynamics underlying this transaction reach far beyond simply the strategic category. To that end, and I want to be very clear on this point, this transaction will, upon closing be significantly accretive to all of our key financial and operational metrics, some of which are highlighted in the guidance portion of the press release, and the rest of which can be arrived at by working with the information provided in the respective guidance.

                  Additionally, consistent with what we have communicated in the past, equity returns are of paramount importance when we deploy capital. This is a belief that has been pushed deeply into the current organization and rest assured it will survive in the combined organization. We do not care about being bigger diverse simply for that sake. To the contrary, it's really pretty simple. We care about making money over the long term. If that means greater diversity or size in the means towards stated ends, so be it. We will manage the business accordingly.

                  So the punch line is twofold. Number one, given the hedging put in place recently on the 3TEC side coupled with our own hedging program, we will generate a compelling return on the equity re-deploy; and number two, we were doing this to enhance our business. And we believe that the value associated with it will be reflected in the share price.

                  To this end, not a single employee of this company received a single incremental dollar of direct compensation as a result of this transaction. The only way that we, as the surviving management team, make money is if the share price appreciates. This once again underscores the identity of interest between this management team and our shareholders, soon to become a

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 7

                  combination of PXP and 3TEC shareholders. So the strategic rationale is fantastic but so are the already underlying fundamentals.

                  Turning to the specifics of the transaction which reconciles the Page 2 of the slide presentation, 3TEC shareholders will receive $8.50 of cash and 0.85 shares of PXP's common stock for each share of 3TEC's common stock which based on PXP's January 31, 2003 closing price of $9.96 per share equates to $16.97 per 3TEC common share.

                  What this means, when you distill it all down to a simple form is that we pay $432 million for the enterprise. We assume roughly $99 million of debt under their revolver. And this is a yearend 2002 figure which could clearly improve between now and closing given the current commodity price of the hedging activities.

                  So $99 million for the revolver, $14.7 million for the Series D preferred which has a cash liquidation preference, $159 million in Cash for 50% of the common equity, and $159 million for the remaining 50% of the equity which will be in the form of consideration exchange for PXP shares.

                  At $17 per share, the GAAP fully diluted share account at 3TEC today stands at roughly 18.7 million shares. So if you take the 18.7 million shares multiplied by $17, you arrive at $318 million of common equity value. This represents a 50/50 deal between cash and equity for the common and a 64% cash component for the company as a function of enterprise value.

                  Additionally upon closing as we now see things, we will allocate $80 million to unevaluated properties or inventory as we classify it. Assuming this to be the case, we pay $1.19 per MCFB for the proven reserve base.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 8

                  As noted in the press release, the exchange ratio is subject to an upward or downward adjustment should the market price of PXP stock fall below $7.65 per share or rise above $12.35 per share. This collar mechanism is intended to provide that the total value of the consideration received by 3TEC stockholders will be between $15 per 3TEC common share and $19 per 3TEC common share.

                  For the purpose of the collar, the market price of PXP common stock is defined as the average closing price of PXP common stock during the 20-trading day period ending on the third trading day prior to closing.

                  Now let me address the collar more succinctly. At a price of $17.65 per PXP share on the low end, the collar provides for an adjustment designed to maintain an aggregate price of $15 net to the 3TEC shareholder.

                  What this means is if the PXP price averages less than $7.65 for the 20 trading days ending three days prior to closing, there will be more shares issued as a true-up to get to your $15 number. The algorithm can be reduced to the $6.50 per share of stock portion which in essence is $15 less half of the $17 or $8.50 which equates to the cash portion. So $15 less $8.50, or the $6.50 figure I just referenced for the stock portion of the deal divided by the then current average price of PXP under the terms of the deal. The result is the new exchange ratio. Sounds complex, but it really is quite simple when it is thought through.

                  Now this is a two-way street. If the PXP price is above $12.35, the collar works the other way. Fewer shares get issued, and given the accretion that this transaction provides for, we want to make sure that every one is aware of this dynamic.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                          Page 9

                  The transaction is expected to qualify as a tax-free re-organization under section 368A of the tax code. And it's expected to be tax free to PXP stockholders and tax free for the stock portion of the consideration received by 3TEC shareholders who received stock in the transaction.

                  PXP anticipates funding the cash portion of the transaction through a new credit facility. The Board of Directors of both companies have approved the merger, and each have recommended it to their respective set of shareholders. The transaction will remain subject to stockholder approval for both companies and other customer and closing conditions.

                  Post-closing, 3TEC shareholders will own approximately 40% of the combined company and PXP stockholders will own approximately 50% of the combined company, subject to adjustments under the collar mechanism.

                  Next I'm going to spend a couple of minutes framing the picture on the operation and financial front and let Steve Thorington, our CFO, fill in the financial details.

                  Clearly there will be a significant cash flow surplus beyond the anticipated CAPEX requirement until we create a high quality issue on our end as we think through the allocation of this surplus between balance sheet and operational opportunities.

                  I might add the surplus should exist for many years to come given the current commodity price outlook coupled with the hedging activities. Our intention, and let me be very clear on this point, and our CFO will underscore the point again in a few minutes, is to use this free cash flow component defines specifically the main cash flow post capital expenditure requirements to

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 10

                  generate the volumes that's outlined in the guidance provided to pay down the revolver.

                  In essence, what we are doing is using the opportunity presented by current commodity prices and the hedging activities to reduce our leverage over the course of the next 18 months.

                  From an operational perspective, there are several key messages which reconcile the Pages 3 and 4 of the slide presentation. Upon completion of the acquisition, PXP is expected to have a production mix of 37% natural gas and 63% oil. In approved reserve base, there will 19% natural gas and 81% oil with total crude reserves of 302 million barrels of oil equivalent at the end of the year 2002.

                  PXP's crude developed reserves as a percentage of total reserves are expected to increase to 58% from 54% while the RP ratio will decrease from 27 years to 21 years.

                  PXP's production should increase in excess of 50% as a result of the acquisition. In addition, it is anticipated that the transaction will result in a more balanced capital allocation for the company as lower risk-California and East Texas reserves should provide significant free cash flow to fund the higher impact exploration activities in South Louisiana.

                  Another side note here. For the more introspective folks on the call you will realize that with the transaction, what we have effectively announced, here are yearend reserves for PXP as outlined in the guidance section of the press release. I will save everyone the trouble of doing the math. We replaced 246% of production at an all end cost of $2.96 per barrel -- not a bad year on our end. We will discuss this in further detail at a later date.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 11

                  This transaction establishes two new core areas as Jim outlined in his opening commentary and adds significant exploration potential on the Gulf Coast region in South Louisiana. The resulting property base is expected to (try) several years of drilling locations and should expand through an extensive ongoing 3D seismic acquisition and evaluation program. 3TEC currently has a three-year exploration drilling inventory with multiple separate prospects which augments the development programs at PXP.

                  As outlined in the release, our per BOE operating and cost metrics improved as per barrel LOEs fall roughly 16% and per unit G&A falls roughly 7% while production per share will be essentially flat, per unit cash flow netbacks are expected to increase roughly 50% from current levels, and this assumes a 23 and 4 oil gas price stacks respectively.

                  In terms of assimilation of the businesses, we have assumed a modest $3 million in annual efficiencies. I figure that quite frankly could end up being substantially higher over time. To put this in perspective combined prior to the deal, the two companies spend roughly $40 million on G&A. So this is less than an 8% savings, a figure that is well below typical results.

                  While we have purposely chosen to attack this from a conservative perspective of the businesses, while similar in some cases are equally diverse in others. This is a number that we will revisit in the future. But again don't be surprised if it ultimately end up at higher levels.

                  From an organizational perspective, we anticipate keeping the vast majority of employees in both companies as we attach the technical on operating skills set and competencies of 3TEC to PXP.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 12

                  At this juncture, I'm going to turn the call over to our CFO, Steve Thorington, to fill in all the holes that I have left on the financial side of the equation.

Steve Thorington: Thanks, John, and good morning. I'm going to spend a few minutes talking about the capital structure issues related to this transaction, make some comments about the financial strategy going forward, and then add a couple of further comments about the guidance and hedge positions that are outlined in the press release we issued this morning.

                  On Slide 7 of the presentation, you can see the impact of this acquisition on our capital structure. We've used yearend 2002 as a base. And without assuming any further debt reduction that John talked about between then and closing, we would have a pro forma debt incurrence of $286 million which will be funded under our new bank credit facility. That $286 million is equal to the sum of the cash portion of the stock purchase price including the $14.7 million for preferred stock, 3TEC's bank debt as it was outstanding at yearend 2002, and estimates of transaction costs.

                  As John said, we believe it's very likely that by the time the acquisition is closed in the April-May timeframe that the cash flow in excess of capital expenditures will have been generated sufficient to reduce the revolver at 3TEC, and so the total cash outlay may be less.

                  Moving down to the equity account, we estimate that we'll be issuing approximately 15.996 million new PXP shares which for purposes of this pro forma capitalization chart was valued at $10 a share. There are, however, two variables that will affect the final equity figure.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 13

                  First, the number of shares issued at closing could change if the collar bands come into play. That means we could be issuing less shares of our stock price average as above $12.35 or more shares at a price average below $7.65.

                  The second variable is the amount of equity we actually recorded closing which we based on the actual closing price of our stock on the day that the collar expires and the final exchange ratio set, which as John said is three days prior to the actual close. That will be the stock price that will be used to value the stock that will be issued. So the final entries we based on a number of shares actually issued times the stock price on the day the exchange ratio was set, which again is three days prior to the actual close.

                  As was mentioned in the press release, we believe this transaction is very beneficial to our credit profile. We'll become a much larger company with geographic and commodity balance and we'll be significantly diversifying our risk.

                  In addition, we believe we'll be meaningfully improving our future cash flow coverage ratio of debentures and debt. In fact, with our combined hedge positions, we expect to generate cash flow in excess CAPEX for the foreseeable future which we would have available for debt reduction.

                  Finally if you can see the bottom of the slide, we continue to have very low levels of debt relative to our reserve life and also enjoy a very long reserve life. Both of which are very important credit metrics.

                  Next I'd like to discuss our overall financial philosophy. We will continue to manage the company toward a very conservative financial profile. That strategy is reflected in our active hedging program and a focus that we've put on the balance sheet.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 14

                  In standards of the latter, of the capital contribution that was made to PXP immediately prior to the spin off in December, and the fact that this acquisition has a large stock component, we believe that the solid balance sheet, significant liquidity, and a disciplined approach to spending are essential to achieving our growth and valuation targets.

                  In order to refinance the debt to pay the cash portion of the acquisition, we will be putting in place a new credit facility. Based on discussions that I've had today with bankers, we anticipate that the borrowing base will be at least $400 million and will probably have between $300 million to $325 million at the day we hit close.

                  We plan to follow quickly thereafter to pay down the revolver and re- establish our liquidity. And we have several different ways of doing that. Depending upon market conditions, we may consider a follow-on equity offering or another bond issue. In addition we believe that there will be -- and we keep harping at this point but we definitely think it's important -- that there will be excess cash flow that can be applied to debt.

                  And finally we've also identified several small non-core assets both from our side and from 3TEC's side that could be sold in probably - in aggregate $75 million to $100 million.

                  Next I'd like to move on and just add a couple of comments on the guidance that we have on Page 4 in the press release. As you can see, we have and as John mentioned, we've estimated the range of production. The actual results of production will obviously be a function of the CAPEX budget. And you see we put down a range for that as well. We're finalizing those numbers, and we'll be providing more details on that later on.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 15

                  Finally you see on the guidance we've outlined what the combined company hedge positions are. And we think this is a cornerstone of our strategy going forward. And it has been pretty successful for us in the past.

                  We have on a pro forma combined basis in using the production ranges up above. We have around 75% to 70% of our oil hedge to kind of around 50% of gas for 2003. We continue to look at the market in 2004. It continues to be attractive and we're off to begin to look at 2005. With that I'll turn it back to Jim Flores.

James Flores:     Thank you, Steve.  And I like to re-introduce Floyd Wilson,
                  Chairman and CEO of 3TEC for his commentary.

Floyd Wilson:     Thanks,  Jim. I'm really  pleased to be speaking to all of you here today, the people on the call and the people here in the room. As everyone knows, we founded 3TEC just a few years ago to create some value and hopefully sell or merge to or with a larger entity. So that's a great albeit a short history and a wonderful year in 2002. Notably, our drilling efforts have paid off handsomely.

                  Jim, who I have known for a while, has a solid track record of creating value in South Louisiana and in the oil business, oil and gas business in general. He's the perfect guy to take our properties to the next level. We've taken a hard look at PXP as a solid company with legacy assets which I believe have significant upside. These properties, substantially hedged, create an additional source of funding to accelerate and greatly expand activities in South Louisiana.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 16

                  Again, I think the keynote of any comments I have to make, or experience in success, Mr. Flores and his fine staff provide those. We at 3TEC have built an excellent staff. They've had a lot of success. We've got some great properties and some very good programs. This transaction creates a great blend of long-life reserves complemented with high impact drilling. And I'm just very pleased to become a stockholder of PXP. Jim, that's all I've got to say right now.

James Flores:     You were doing a good job, Floyd. You could have continued
                  longer from there and I appreciate it. With that, that gives everybody the constructs of the transaction. I know everybody has put a lot of hard work into it and tried to put the best possible transaction for all of our shareholders. And I'm just pleased, enjoyed working with everybody here, Floyd, especially you and your team.

                  At that point in time, we like to open it up for questions. Operator, would you like to start the cue, please.

Conference Coordinator: At this time, if you like to register your site for a question, please press the star 1 on your touchtone phone. You may withdraw that question at any time by pressing the pound key. Once again to register your site for your question, please press the star 1 on your touchtone phone.

                  We'll take our first question from Dan Levy with CIBC World Markets. Go ahead, please.

Dan Levy:         Good morning gentlemen and congratulations.  Looks like it's a great deal.

James Flores:     Thank you, Dan.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 17

Dan Levy:         I guess the first question I have is you guys laid out some pie charts. Jim, in terms of production and distribution, what would those look like if they were pie charts of EBITDA for each entity?

James Flores:     Sure.  Steve, do you want to handle that?

Steve Thorington: Yes, we don't have that precise number, Dan. But one of the attractions for us here obviously is the lower cost structure of the gas assets and what 3TEC brings. And so you would certainly see a difference in the relative contributions. Their assets have got a greater margin, if you will, than ours.

James Flores:     Dan, I think it has gone to our price that you want to use, but I think a good ballpark is probably 40% on our side, 60% on their side.

Dan Levy:         Okay. So it would be a much more balanced in that scenario because it looks like, you know, while this is a first step to diversifying PXP, it still looks like the assets of PXP are dominant when in fact the EBITDA is a much larger contributor.

James Flores:     Right. Which is why if you recall my commentary, that per unit economics went up 50%. That's the driver of profit.

Dan Levy:         Right. I have another question. Floyd, do you have a sense of is the management team keeping stock in this transaction or they're selling their stock?

Floyd Wilson:     Well, Dan, the stupid guys are selling out and the smart guys are holding. How's that? We're all getting the transaction consideration. And I personally plan on being a shareholder, a stockholder. I can't speak for the rest of the

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                  guys. Jim has mentioned that they're quite interested in
                  maintaining most, if not all, of our staffs. And I think we're all excited about that.

                  I don't know if that's a good enough answer for you. But we're pleased to be where we are today.

Dan Levy:         Excellent. And I guess last question I have is since I just followed in, it does look like that very many people follow-up
                  PXP. There are no outlook at the earnings estimates or no cash flow estimates out on the first call. John, you talked about this being accretive. Can you give us a sense of, you know, what the before and after numbers look like on a cash flow basis?

John Raymond:     The lawyers are looking at me here, but I think what we
                  specifically said was significantly accretive. And I think, you know, some of the analysts we've provided guidance. And I think there are opportunities up on the first call or not, but there are some analysts out there that do have estimates. They would call for you know, cash flow per share number at a PXP, for example, to be in kind of the mid two dollar, the $2.50 range. And I think if - so I'm going to let you on the numbers pro forma here and putting your own price debt. But when we say, you know, significant or meaningfully accretive, you know, we expect 20, 30, 40% type of numbers on accretion if not greater than that.

Dan Levy:         Okay. Great. Thanks, guys. It looks like it makes a lot of sense.

Conference Coordinator:  We'll take our next question from the side of Joe Pratt with AG Edwards.  Go ahead, please.

Joe Pratt:        Gentlemen, I'm noting a Wachovia report here to help everybody out. They were estimating $5.20 in cash flow share for TTEN, which is about $100 million, I assume. And if the $2.50 numbers' correct on PXP, that's about

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                  $55 million and I add that up (or deduct), say, $15 million for financing cost and then I divide by a new $40 million share account. Is that approximately correct?

James Flores:     I think horseshoes and hand grenades. Go through that again with me?

Joe Pratt:        Well if Wachovia Securities is right saying TTEN in 2003 would have $5.20 in cash flow. Well I'll just take $5.20 times 19 million shares and come up with approximately $100 million.
                  And then I take the estimate we just heard about for PXP of $2.50 times 24 million shares and that's about $55 million. So the two together is $155 million.

                  And then on the $8.50 cash portion, I assume you might pay somewhere between - somewhere around 7% interest. So I'm generous and I deduct $15 million and added interest charges to come up with $140 million in net cash flow divided by the 40 million shares outstanding to be outstanding. I just want to make sure I'm not missing any big component here.

James Flores:     No - I think horseshoes and hand grenade, it's pretty close I think. We can do some tweaking, you know, on the 3TEC side.
                  I'm not sure what price (decks) people are using and whether you've rolled in the effect of the hedges on the PXP side of the equation. You know, I think if we take the 24.2 million shares that we have and multiply by 2-1/2, that's about $60 million of cash flow. But I think you said a number about $55.
                  And then I think you referenced a 7% interest cost. Frankly the revolver is something close to 3% to 4%.

Joe Pratt:        Yes that's why I'm just trying to be...

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James Flores:     So horseshoe and hand grenades, that's right. Hopefully that helps you tweak it a little bit more. But in the combined, I guess you're going to be up with the cash flow number about $3.50 cents a share.

Joe Pratt:        That's correct.

James Flores:     You know, so if you will cap our base of 250, that gets you, you know, we said 20, 30, 40% amount decreasing the map, your numbers is 40%

Joe Pratt:        Right. And my understanding is that the CMP universe has cash flow multiples of anywhere 3-1/2 and 7.

James Flores:     That's right. Usually depending on reserve life and
                  exploration potential.

Joe Pratt:        Right. And the way I was calculating your PXP ratio last week, it was 4.2 according to my model. But now you're much more of gassy company than you were before. And those gassy companies tend to have higher multiples than 4.2.

James Flores:     Right we're not going to disagree with that.

Joe Pratt:        Thank you for your help.

James Flores:     All right.  Thank you.

Conference Coordinator:  We'll go next to Shannon Nome with JP Morgan. Go ahead, please.

Shannon Nome:     Thanks very much. Just a number of questions here. But you know on the cash flow numbers, I guess we're getting kind of the same ballpark, but I'm

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                  curious, can you give us a better feel for what you think the free cash flow availability might be because we're, like I say, kind of coming in, in line with what the pro forma CAPEX plan would be? And obviously under that circumstance, there wouldn't be a lot of extra cash flow for debt reductions. So I think, I guess, I'm leading up to what's your time frame, Steve, on the 40% as the cap target because it just feels like that given the aggressiveness of what you're trying to do on E&D and your ongoing consolidation strategy that those two are going to be almost incompatible.

Steve Thorington: Well I think there are a couple of things there, Shannon. One is I'm not sure when people have been running the numbers and obviously it's all preliminary right now. But they've really factored in the hedge positions the next two years that 3TEC has been on in the last week and a half. I think this will be seen to have a very substantial enhancement to cash flow and income.

                  So we come up with estimates of discretionary cash flow that would allow us to reduce debt by ($40) to ($60) million over the next two years just from free cash flow. On top of that in terms of getting to that below 40% range, that's not something that we're promising to do in the next two years. That's more of a goal. And were the equity markets to be favorable, we could certainly consider doing an equity offering. Additionally at these price levels and with this amount of production, we're going to generate a lot of retained earnings.

Shannon Nome:     Yes, so working on the equity side of it.

Steve Thorington: Yes, we're working on both sides.

Shannon Nome:     Right. On another front, a couple of things just on the
                  transaction itself, was this a negotiated deal or was there some sort of sales process underway at 3TEC or strategic alternatives of some sort or...

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Floyd Wilson:     Shannon, I think I can address that. This is Floyd Wilson.
                  We've been for sale since day one. And I know you've heard that from me before so suffice it to say that we look for the right home for our properties and something that would be accretive because we wanted to try to talk Jim into all stock, but he declined. And we've had a significant amount of interest in 3TEC over the past few months. And we're very pleased to be where we are today.

Shannon Nome:     Okay, great. Is there - I heard you're coming from the
                  collars, is there any walk away provision here?

James Flores:     There is a walk away, Shannon, to the extent that - and it gets down to a very long discussion on IRS and tax re-separation and tax opinions and those types of things -- so without boring everybody to death with the details -- to the extent that PXP share price will never get down to a level of roughly 6 and a quarter, then we would - at that point issue too many shares to probably receive a favorable tax ruling with the condition to closing. So as a result, there's a walk away provision around that level.

Shannon Nome:     Okay.

James Flores:     You know it's interesting as all that is, you know I think given the fundamentals, both financially, operationally, as well as strategically, I think it's difficult for us to ever foresee that eventuating itself.

Shannon Nome:     Agreed.  Thank you very much.

Conference Coordinator:   We'll take our next question from Tony Reiner with
                  Clinton Group.  Go ahead, please.

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Tony Reiner:      Hi. Actually my questions were just asked except for this one thing. Below the $625 when these walk away provisions come in play and all, is there the ability or is there the language to sort of restructure, rewrite it or tap up or anything in that effect?

James Flores:     Tony, we can offset with cash.

Tony Reiner:      You can offset it with cash.

James Flores:     Offset it with cash.

Tony Reiner:      Whose option is that?

James Flores:     That's PXP's option.

Tony Reiner:      And so it would sort of be if 3TEC decides?

James Flores:     No. What will happen is if summary in PXP share were below
                  $6.25, we have the opportunity to pay them more cash to offset the additional shares that we had offered to satisfy the IRS that we're underneath the threshold of the IRS.

                  So strictly it's an issue, it's a gaining issue for PXP. The relationship to the tax-free stand is not a gaining issue from the standpoint of the 3TEC.

Tony Reiner:      Oh I got you. Okay. So it would change the tax-free nature of the deal but increasing the amount of cash involved.

James Flores:     It does not.

Tony Reiner:      It does not.

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                                                                         Page 24

James Flores:     It's strictly a share account -- and we're talking about the tax-free nature of the PXP spin from PLX. So that has nothing to do with the tax-free nature of this transaction with TTN.

Tony Reiner:      Got you. Okay. I appreciate it. Congrats on a great deal.
                  Thank you.

James Flores:     Thank you.

Conference Coordinator:   We'll go next to the side of Ron Mills with Johnson
                  Rice.  Go ahead, please.

Ron Mills:        Good morning guys. Most questions have been asked. But a
                  couple in terms of production growth per year, it looks like you're looking for 10 plus percent. If you look at the combined company, what are the contributions per assets? And then also in terms of property fills that you all are starting to look at, any ideas in terms of geographical locations that those properties will be located in?

James Flores:     Just analyze in reverse, the assets that 3TEC owns and that
                  PXP owns, I mean those are core areas -- California and the Gulf Coast. There are some assets that we own outside of California that we might look at, at PXP and there are also some assets outside of the Gulf Coast that 3TEC we'd have to think about while these are non-operated assets that makes you think strategically and whether they're better to benefit than just be amortized and applying to a balance sheet at this point in time.

                  As far as the production drivers going forward, we're kicking off all of our 3D seismic in Inglewood and in California where that can be a big production driver in the next couple of years as we deploy on our capital in LA Basin in

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                  their PXP as well as we're in the cue for a Rocky Point permit for offshore California. Those to me are two big production drivers on the PXP side.

                  On the 3TEC side at South Louisiana production mainly it's exploitation, the Breton Sound/Chandelier area and continue to expand out there. We've got one rig running at this point in time as well as some exploratory drilling in Cameron Parish right now that if successful could be some important production near term after that it's going to be the continued development of East Texas. So it's a very good balanced program. It's got a lot of predictability to it at this point in time.

                  As this process has come about, Floyd and his guys continue to make wells. The last three months, 3TEC has made a tremendous amount of discoveries, self delineate these properties further. The clarity on the value that those guys have been talking about became very clear. And we think the next couple of years, we're in a great position to meet our production targets and growth.

                  And we're really excited because it gives us a platform of people, personnel, operations, and property to get that two year head start, and also augmented with a lot of ideas that I have and John has and a lot of things we've been talking about -- things that we believe is a lot of value left in the South Louisiana, you know, East Texas basin.

                  So it couldn't be a better transaction for PXP from that standpoint.

John Raymond:     And, Ron, let me add one other thing too. You know, one of the benefits of this transaction is that in addition to having strong volume growth, we also have strong returns associated with that volume growth.

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                  And I think most people who are familiar with PXP understand that we are really a return-driven organization. We have some good volumes and decent growth. You can see our fining costs this year. It's all a function of that return-based strategy. And I think when we marry these two companies together, you're going to see good volume growth, but it's going to carry with it good returns as well.

                  You know, we got - obviously we like volume growth, but it's not the only metric that we use to judge success in the organization. We really drive it on the drive success as a function of volumes - drive success as a function of returns, volume is obviously important.

                  But, you know, I can run out of fingers and toes really quickly when we start talking about E&P companies that are focused exclusively on volume growth. And lo and behold at the end of the day, there's not much equity value left in the company.

                  So, you know, we have a lot of other contracts that we look at simply beyond simply the volume growth.

James Flores:     And just one more segue to that because it's very important, we look at a lot of opportunities in South Louisiana the last
                  24 months end of this market and have the all the combinations of the attributes I discussed earlier that John just talked about -- having returns -- they very much looked at it, like it as a business.

                  And South Louisiana is a tricky area, much like some other areas in the world that you can get in as much trouble and successes that you can have. But it's a very prolific area when you do it right. And that's what 3TEC has shown.

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                                                              Plains Exploration
                                                         Moderator: James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 27

                  We recognized that early on. And they continue to us throughout the process and we're just really tickled to put it all together and have a platform that we think is very scaleable and growth-oriented.

Ron Mills:        Well, it sounds like being able to marry the two properties and still spend, it looks like roughly just 90% or so of your cash flow and still generate that kind of growth actually looks very promising. Congratulations on a good deal, guys.

James Flores:     Thank you.

Conference Coordinator:   We'll take our next question from the side of Luca
                  Ippolito with Chesapeake Partners. Go ahead, please.

Luca Ippolito:    Thank you. Congratulations. Most of my questions have been answered. If I could just go back to the financing for one moment: You mentioned that the $400 million, you have a $400 million plus borrowing base, and that is a combined base, correct?

James Flores:     Yes. So that's an expected borrowing base, let's be clear.
                  It's not any bank facility that is in place today with the new company. We will be putting it in place for the next several weeks. But if you look at the combined existing borrowing basis of the two companies, it's almost $400 million.

                  And I've had discussions over the last couple of weeks with a number of banks who are familiar with both companies and with our asset base, and we are completely confident that we can get at least $400 million of bank debt capacity from the combined asset base.

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                                                            02-03-03/11:00 am CT
                                                                         Page 28

Luca Ippolito:    Okay. All right. So the existing is a little combined, is a little less, you expect to have that more when the deal closes. Secondly, you do not need incremental financing, if I understand it correctly, to close this transaction. You intend to do it, but you do not need it -- the follow on equity offering, the term out of the bond market and so on, is that correct?

James Flores:     That's just some ideas we have to reduce the revolving credit, have a liquid balance sheet, (term out) debt or improve the balance the sheet.

Luca Ippolito:    Great. But none of those things are at condition; the
                  transaction is not subject to financing.

James Flores:     Absolutely not.  That's correct.

Luca Ippolito:    Okay.  And who are your main lenders?

James Flores:     Our main lenders are JP Morgan, Bank of Montreal, Paribas,
                  Bank One, Wells Fargo, I'd like name more of them award, I'm going to forget somebody and make them mad, but --

Luca Ippolito:    I get the picture.

James Flores:     Yeah. We've got plenty.

Luca Ippolito:    Okay. Thank you.

Conference Coordinator:   Our next question comes from Oscar Wu with Nomura
                  Securities. Go ahead, please.

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                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 29

Oscar Wu:         Hi. Could you speak about - a little bit about the due
                  diligence process. And also, if you could comment on (3TEC's) method of accounting for their PUD reserves and whether you see any changes there.

James Flores:     We are engaged Price Waterhouse Coopers who's our independent auditor to assist us with a team on doing our due diligence, financial due diligence of 3TEC. Did a thorough review of all their filings, all their accounting processes, their tax returns. And we have - including their FAS 69 filings and reports with the reserves and got a clean bill of health as far as how they've done all their accounting.

Oscar Wu:         Okay. And then on the financing: I guess in the press release,
                  I think you mentioned that you were going to seek a new credit facility?

James Flores:     That's correct.

Oscar Wu:         So I guess I was confused; the transaction is not subject to -
                  your getting that new facility, is that because you don't need the new facility; you could do with your existing facility?

James Flores:     No. Our current facility was scaled for the size of the
                  company that we were. And we have a $225-million borrowing base. 3TEC has a credit facility with a $160-million borrowing base. As larger company, it's customary to put together to put a larger credit facility. So we'll basically come up with one that will have, as we've said, a foreign base of at least $400 million.

Oscar Wu:         Okay.  Thanks.

Conference Coordinator:   We'll go next to (David Kamey) with (Friedman
                  Billings). Go ahead, please.

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                                                            02-03-03/11:00 am CT
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(David Kamey):    Actually, this is a question for Floyd. Your mid-year reserve number was around 300 BCFE, kind of a number that is being bantered around here. Is there just some conservatism in the number or you have a - since you've had some success since mid-year on the exploration front, you want to maybe comment on that?

Floyd Wilson:     Dave, we feel like we're always conservative in our statement of reserves. We haven't put out yearend reserves yet. However, there is pro forma reserves in the file - in the press release. We believe that that conservative will be stated although accurate; I don't know if that's responsive to your question.

                  We've had some great success. The timing of some of our wells are such that the recognition of some new reserves will be recognized in 2003, of course. And, you know, we have been ramping production here lately and we had quite a bit of - you know, we put - we burn a lot of gas throughout the course of the year. So our feeling is - and I think it will be born out when we did take a detailed look that we have more than replaced production in 2002.

(David Kamey):    Great. That's kind of what I was looking for. Thank you.

Conference Coordinator:   We'll go next to Larry Busnardo with Petrie Parkman.
                  Go ahead, please.

Larry Busnardo:   Good morning. Hey, Jim, could you speak to your acquisitions strategy going forward, are you going to continue to look at consolidation opportunities in California, or are you going to focus more on gassier type properties here in the future.

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                                                            02-03-03/11:00 am CT
                                                                         Page 31

James Flores:     Well, John is supposed to answer with a yes, but I'll give you a little more color than that. The timing of things, you can't control. You know, Larry, we look at things and acquisition
                  (unintelligible). We keep (12) balls will flow all the time, all around our core strategies and start the things that are baked at a certain time. And Floyd and those guys were in a position where they were ready to make some decisions while other people that we've talked to hear this month of January that weren't. So I see California as a continued area of building for the company.

                  Really, when you look at our company now, you're going to see a California division and of Gulf Coast division fully-staffed, fully-armed with all the tools they need both financial and operational to prosecute a good acquisition strategy as well as good exploitation strategy on both plants and specifically in South Louisiana -- the exploration strategy.

                  South Louisiana is with the continued access there of a lot of people that had the wrong cost structures. There are some real cheap assets. And the assets are really there. The technology asset has a tremendous amount of (unintelligible) playing on the ground that with the technical team and the ability to do a lot of the seismic processing and tying and we can do it very (inefficiently) all the costs that come down so much that we could put together a pretty good balanced program in South Louisiana that's scaleable.

                  And that might include some acquisition of some older fields that has some infrastructure to take advantage of that. And also, here's some majors maybe, you know, letting some properties go in both places. So we're going to be active all the way across the board.

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                  Opportunistically, we've - obviously with this transaction this year, we're off to a terrific start. It won't take long to integrate. So we'll just see what happens.

Larry Busnardo:   Great.  Thanks.

Conference Coordinator:   We will go next to the side of Jim Hoffman with P
                  Schoenfeld.  Go ahead, please.

Jim Hoffman:      All right. Good afternoon. Can you just elaborate on your
                  hedging policy going forward and what your optimal hedge levels maybe?

John Raymond:     Well, I can repeat what our stated policies then, which I
                  think we all agree is worth well and will continue, and that is we want to take as much financial risk out of the business as we can especially when we're in favorable price environments. And we intended a PXP to have up to 75% of our current year production hedge around 50% or so a year out and 25% or so three years out.

                  And if you look at the pro forma amount that we have hedged on a combined company basis for `03 and `04, we're fairly close to those levels. And I would expect that, again, given a strong price environment, we'll continue to try to keep those ratios intact.

Jim Hoffman:      Okay.  Thank you.

Conference Coordinator:   Once again, if you'd like to register your site for a
                  question, please press the star 1 on your touchtone phone.

                  We have a follow-up question from the site of Shannon Nome with JP Morgan. Go ahead, please.

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Shannon Nome:     Hi. Just checking. Couple of quick numbers: And you may not have this first one in front of you, but 3TEC's future development costs at the end of last year were lumped with future production costs in the (K). Do you have a number for the future development costs associated with their PUDS?

James Flores:     Do not.

Shannon Nome:     Okay. And then on your guidance in your press release, you've got production expenses 750 to 850 per BOE pro forma. Does that include transportation and taxes, or is that --

James Flores:     Yes, that's everything. That includes gathering and production taxes.

Shannon Nome:     Great.

John Raymond:     Shannon, about 750 to 760 or so.

Shannon Nome:     Which was that again?

John Raymond:     The production expenses.

Shannon Nome:     Right. Thank you.

John Raymond:     Seven fifty to seven sixty; you had a little higher number.

Shannon Nome:     I did.  Okay.

John Raymond:     No problem.

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                                                              Plains Exploration
                                                        Moderator:  James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 34

Shannon Nome:     I'm looking at it.  I see it.  Thank you.

John Raymond:     No problem.

Conference Coordinator:   We'll go next to the side of Mike Segall with Regiment
                  Capital Advisors.  Go ahead, please.

Mike Segall:      Yes, (Catherine), it's Mike Segall. Question from the fixed income side. Have you spoken to us the (unintelligible) about this transaction?

James Flores:     Yes, yes.

Mike Segall:      What's the new feedback?

James Flores:     Well right now, they're gathering information and doing their analysis. You know, I think we're pretty clear in the press release and then my comment that we think this is a accretive transaction, not just to the equity stakeholders, but also the debt holders. But we haven't heard back from (them) yet.

Mike Segall:      Do you have an expected timeframe on that?

James Flores:     I think traditionally they tried to come out with a press
                  release with some of that announcement shortly after transactions like this are made public. But, you know, I have no control over their timing.

Mike Segall:      That's right.  Thanks.

James Flores:     Okay. Operator, we'll take two more questions and cut if off because we've got some other meetings we have to attend.

                                                                        PLAINSXP
                                                              Plains Exploration
                                                         Moderator: James Flores
                                                            02-03-03/11:00 am CT
                                                                         Page 35


Conference Coordinator:   All right.  Actually we have no more questions on the
                  cure.

James Flores:     Right, right. Well, thank you very much, everyone, and look forward to working with Floyd and his team to get this transaction closed and it's going to create value on both sides of the transaction. Goodbye.

Conference Coordinator:   This concludes today's conference call. You may all
                  disconnect at this time.


                                       END

INVESTOR NOTICES

This transcript includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this summary that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Plains Exploration & Production Company ("PXP") and 3TEC Energy Corporation ("3TEC") will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, Tx 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002.

PXP, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from PXP's stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.